UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

 March 16, 2006

Hydrocarbon reserves as of December 31, 2005

Disclaimer

Our comments may include forward looking statements, involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Cautionary note

We would also like to note that the United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this conference call such as total reserves, probable reserves, possible reserves, 3P and 2P reserves, that the SEC's guidelines strictly prohibit us from including in filings submitted to the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, available also from us at www.pemex.com.

Estimation

Proved reserves at the end of 2005

As of December 31, 2005, PEMEX estimates proved reserves of 16 thousand 470 million barrels of crude oil equivalent, of which 72 percent represents crude oil, 11 percent represents condensates and liquids from plants and the remaining 17 percent represents dry gas equivalent to liquid.

11 thousand 326 million barrels of crude oil equivalent, or 69 percent of total proved reserves are developed, which means reserves that are expected to be recovered from existing wells, including those reserves that can be recovered utilizing the current infrastructure through additional works at moderate investment costs. The most important proved reserves are located at the off-shore regions and at the South Region. As it has being mentioned in the past, the most important fields are in the Cantarell and Ku-Maloob-Zaap complexes at the Northeast Marine Region, and in the Antonio J. Bermúdez complex and Jujo-Tecominoacán at the South Region.

31 percent of proved reserves or 5 thousand 144 million barrels of crude oil equivalent correspond to undeveloped proved reserves, which means volumes that are expected to be produced through drilling wells in the future. The most important fields include Akal, Maloob, Samaria, Jujo-Tecominoacán, Zaap, Sihil, Iride, Cunduacán, and Ku, among others.

Hydrocarbon reserves as of December 31, 2005	1/29

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Figure 1

Probable and possible reserves at the end of 2005

Probable reserves total 15 thousand 789 million barrels of crude oil equivalent, which together with proved reserves constitute a 2P reserve of 32 thousand 258 million barrels of crude oil equivalent. Probable reserves volumes are mainly located in the Akal, Ku, Maloob, Zaap and Chicontepec fields.

Possible reserves reach 14 thousand 159 million barrels of crude oil equivalent which, when added to proved and probable reserves, constitute a 3P reserve of 46 thousand 418 million barrels of crude oil equivalent. The most important fields of this category include Chicontepec, Akal, Maloob and May, among others.

Of the total 3P reserves, 71 percent represents crude oil, 10 percent condensate and liquids from plants and 19 percent represents dry gas equivalent to liquid.

Hydrocarbon reserves as of December 31, 2005	2/29

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Figure 2

Crude oil reserves

Crude oil proved reserves as of December 31, 2005 total 11 thousand 814 million barrels, of which 64 percent represents heavy crude oil, 30 percent represents light crude oil and the remaining 6 percent represents extra-light crude oil.

It is important to note that PEMEX considers that heavy crude is determined by a density less than or equal to an API gravity of 27°, light crude is determined by an API gravity greater than 27° but less than or equal to 38° and extra-light crude by an API gravity greater than 38°.

As of December 31, 2005, the 3P crude oil reserves totaled 33 thousand 093 million barrels, of which 57 percent represents heavy crude oil, 35 percent represents light crude oil and the remaining 8 percent represents extra-light crude oil.

Hydrocarbon reserves as of December 31, 2005	3/29

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Figure 3

Natural gas reserves

Proved natural gas reserves totaled 19,957 billion cubic feet, of which 67 percent represents associated gas and 33 percent represents non-associated gas.

3P reserves of natural gas totaled 62,355 billion cubic feet, of which 77 percent represents associated gas and the remaining 23 percent represents non-associated gas. Non-associated natural gas reserves are mainly located in the Burgos and Veracruz Basins at the North Region.

Hydrocarbon reserves as of December 31, 2005	4/29

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Figure 4

On shore and offshore reserves

70 percent of proved crude reserves are located off-shore and the remaining 30 percent are located on-shore. 64 percent of proved natural gas reserves are located on-shore while the remaining 36 percent are located off-shore.

50 percent of the 3P crude oil reserves are located off-shore and the remaining 50 percent on-shore. Likewise, 79 percent of the 3P natural gas reserves are located on-shore while the remaining 21 percent are located off-shore.

Hydrocarbon reserves as of December 31, 2005	5/29

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Figure 5

Reserve-production ratio

The reserves-production ratio, which results from dividing the estimated reserves as of December 31, 2005 by the total production of 2005 is equivalent to 29 years for the 3P reserves, 20 years for the 2P reserves and 10 years for the proved reserves. Excluding the 3P reserve-production ratio, which was the same as in 2004, 1P and 2P reserves-production ratio decreased one year as compared to the same indicator estimated at the end of 2004.

Hydrocarbon reserves as of December 31, 2005	6/29

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Figure 6

Evolution

Evolution of reserves

The 3P reserves variation is explained by the hydrocarbon production, the exploratory activity, revisions, developments and delineations of existing fields. Starting in year 2000, PEMEX has increased its investment in exploration resulting in new discoveries that have reduced the rate at which 3P reserves had been decreasing in the past. Since 2004, the annual 3P reserves declination rate has decreased from 5% to 2%.

In 2002, PEMEX adopted the criteria of the Securities and Exchange Commission (SEC) for the definition of proved reserves and the estimation was applied retroactively since 1998. It is worth saying that the application of these criteria did not modify the measurement of total, or 3P reserves, it only modified its composition, decreasing proved reserves and increasing probable and possible reserves.

From 2004 to 2005, the decrease in 3P reserves was 497 million barrels of crude oil equivalent. The decrease in proved reserves was 1,180 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2005	7/29

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Figure 7

Evolution of crude oil reserves

From 2004 to 2005, crude oil 3P reserves decreased 219 million barrels of crude oil; this was mainly due to the production of 1,216 million barrels of crude oil. Proved reserves decreased 1,068 million barrels of crude oil. Probable reserves decreased 23 million barrels of crude oil, as a result of restatements and development of fields, mainly in Maloob. Possible reserves increased 826 million barrels of crude oil due to restatements and discoveries.

Hydrocarbon reserves as of December 31, 2005	8/29

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Figure 8

Evolution of gas reserves

From 2004 to 2005, natural gas 3P reserves decreased approximately 1.5 trillion cubic feet; this was mainly due to the production of 1.8 trillion cubic feet of natural gas and the off-setting effect of discoveries and developments of non-associated gas fields.

During 2005, the Veracruz Basin had important developments in non-associated gas fields (dry gas and wet gas). In this Basin, reserves increased 58.5 billion cubic feet, mainly in the Arquimia, Lizamba and Apértura fields.

The decrease of natural gas proved reserves was only 0.5 trillion cubic feet, or 2.3 percent compared to 2004 natural gas proved reserves.

Variation in reserves 2004-2005

In 2005, proved reserves decreased by 1,180 millions of barrels of crude oil equivalent compared to 2004, 2P reserves decreased by 1,228 millions of barrels of crude oil equivalent and 3P reserves decreased by 497 millions of barrels of crude oil equivalent. The ground of these variations is mainly a production level of 1,604 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2005	9/29

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Figure 9

Discoveries

Discoveries refer to the incorporation of reserves due to successful exploratory wells drilled in new reservoirs.

In 2005, discoveries of proved reserves totaled 137 million barrels of crude oil equivalent, 2P discoveries totaled 277 million barrels of crude oil equivalent and 3P discoveries totaled 950 million barrels of crude oil equivalent. These discoveries are mainly concentrated in the Tson, Kayak, Ichalkil, Kach and Xanab fields in the Southeast Basins; Mejillón in the Tampico-Misantla Basin, Patlache in the Burgos Basin and Papán in the Veracruz Basin, which is the biggest non-associated natural gas field recently discovered with proved or 1P reserves of 46 million barrels of crude oil equivalent.

Delineations

Delineations refer to increments or reductions in reserves due to the drilling of delineation wells.

During 2005, delineations were negative. Proved reserves decreased 36 million barrels of crude oil equivalent. The reduction in 2P reserves was 48 million barrels of crude oil equivalent, while 3P reserves decreased 129 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2005	10/29

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Revisions

Revisions result from the pressure-production reservoir ratio, the adjustment of geophysical, geological and numerical simulation of flow models, as well as changes in hydrocarbon prices and production costs.

During 2005, revisions had a downward effect. 3P reserves decreased 405 million barrels of crude oil equivalent. Particularly, the fields Ku, Iride and Platanal had positive revisions of 302, 143 and 49 million barrels of crude oil equivalent, respectively, while the fields Akal, Cunduacán, Zaap, Ayín, Poza Rica and Samaria had downward revisions of 262, 133, 98, 91, 85 and 55 million barrels of crude oil equivalent.

2P reserves and 1P, or proved reserves decreased 399 and 49 million barrels of crude oil equivalent, respectively. Proved reserves reduction was primarily a consequence of downward revisions in the Akal, Ayín, Cunduacán, Chicontepec and Samaria fields equal to 261, 142, 133, 130 and 64 million barrels of crude oil equivalent. In the Akal field the decrease was due to the water invasion from the Tertiary in the Northeast block. The variations in Cunduacán and Samaria were due to the implementation of a new numerical simulation of flow model and in the case of Chicontepec the variation was due to the revision of the reservoir behavior.

The reduction in proved reserves was partially off-set by positive revisions in the Ku, Maloob, Iride, Caan and Platanal fields equal to 237, 186, 143, 50 and 49 million barrels of crude oil equivalent. In the case of Ku and Maloob, the variation was due to the adjustment of the geological model. In the case of Iride and Platanal the increase was due to the adjustment of the numerical simulation of flow model while in Caan, there was a reclassification of probable to proved reserves due to the behavior of the pressure-production ratio.

Developments

Developments refer to increments or reductions in reserves due to drilling of development wells.

During 2005, developments had a positive effect. 3P reserves increased 691 million barrels of crude oil equivalent. The most important increment was registered in the Maloob field with 792 million barrels of crude oil equivalent due to the drilling of the Maloob-414 well.

2P reserves and 1P, or proved reserves increased 547 and 372 million barrels of crude oil equivalent, respectively. Proved reserves increase was primarily a consequence of developments in the Maloob, Bolontikú, Sen, Lizamba, Arcabuz and Apértura fields with 110, 58, 43, 41, 13 and 12 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2005	11/29

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Revisions and developments

The net increase in 1P reserves due to revisions and developments totaled 324 million barrels of crude oil equivalent. 2P reserves increased 148 million barrels of crude oil equivalent and 3P reserves, increased 286 million barrels of crude oil equivalent.

Particularly, at the 3P level, the Akal field registered a downward revision of 262 million barrels of crude oil equivalent while the Ku-Maloob-Zaap Complex recorded an incorporation of 1,238 million barrels of crude oil equivalent due to revisions and developments.

Production	In 2005, production totaled 1,604 million barrels of crude oil equivalent

Proved reserves balance at the end of 2005

The variation of proved reserves shows a stable behavior. On the one hand there are increases attributable to discoveries and developments in existing fields. And on the other hand, there have been some negative revisions.

Considering the current information available, there are no material negative changes in the existing reserves in the immediate future.

Reserves replacement rate

The reserves replacement rate due to discoveries is defined as the ratio resulting from dividing the discovered reserves (1P, 2P or 3P) by the production in a given period without taking into account developments, delineations and revisions.

In 2005, 3P discoveries totaled 950 million barrels of crude oil equivalent.  Considering 3P discoveries and 2005 production, 1,604 million barrels of crude oil equivalent, 3P reserves replacement rate due to discoveries reached 59 percent.  This is the highest rate in the last five years.  In 2004, the comparable replacement rate was 57 percent.

If we consider discoveries, developments, delineations and revisions and divide them by the period’s total production, we obtain the integrated reserves replacement rate.  Under this consideration, the integrated proved reserves replacement rate totaled 26 percent in 2005, while the integrated 3P reserves replacement rate totaled 69 percent.

Hydrocarbon reserves as of December 31, 2005	12/29

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Figure 10

Reserves replacement objectives

Taking into account information as of December 31, 2005, a level of investment in exploration and production above 10 billion dollars in the next 4 years with an increase in the proportion allocated to exploration, we expected to achieve a 3P reserve replacement rate of 75 per cent in 2006 and 100 per cent in 2010.

Likewise, we expect our 1P integrated reserves replacement rate to reach 77 per cent in 2010.  As aforementioned, by the year 2010 we expect developments from the projects Ku-Maloob-Zaap, Crudo Ligero Marino and Chicontepec to give place to an increase of the integrated reserves replacement rate through a significant reclassification of probable reserves to proved reserves.

These objectives correspond to a scenario determined by expected values that contemplate uncertainty and the risk associated to hydrocarbon exploration and production activities as of December 31, 2005, as well as authorized exploration investment levels.

Hydrocarbon reserves as of December 31, 2005	13/29

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Main discoveries

Discoveries 2002-2005

From 2002 to 2005, PEMEX investments resulted in the incorporation of 3,187 million barrels crude oil equivalent of 3P reserves. Out of which 654 million barrels are proved reserves.

During this period, PEMEX’s priority was the incorporation of non-associated natural gas and crude oil. The most relevant discoveries of non-associated natural gas totaled 1,173 million barrels of crude oil equivalent, or 5,631 billion cubic feet of 3P reserves, mainly from the off-shore fields Lankahuasa and Kosni in the Tampico-Misantla Basins, Chukua and Apkul in the Southeast Basins, and from the on-shore fields Nejo, Enlace, Santander and Patlache in the Burgos Basin, and Lizamba, Vistoso, Arquimia, Apertura and Papán in the Veracruz Basin. Of this total, 301 million barrels of crude oil equivalent are proved reserves.

The most important discoveries of crude oil totaled 2,018 million barrels of crude oil equivalent of 3P reserves form off-shore fields Misón, Amoca, Tson, Baksha, Kayab, Ichalkil, among others, in the Southeast Basin; Lobina in the Tampico-Misantla Basin; and from the on-shore fields Sishito and the Naranja block from the Sen field in the Southeast basins. Of this total, 353 million barrels of crude oil equivalent are proved reserves.

Figure 11

Hydrocarbon reserves as of December 31, 2005	14/29

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Discoveries in 2005

Discoveries in 2005 were mainly located in:

•   The Southeast Basin with 778 million barrels of crude oil equivalent of 3P reserves; 51 million barrels of crude oil equivalent are proved reserves

•   The Tampico-Misantla Basin with 30 million barrels of crude oil equivalent of 3P reserves; 14 million barrels of crude oil equivalent are proved reserves

•   The Burgos Basin with 76 million barrels of crude oil equivalent of 3P reserves; 8 million barrels of crude oil equivalent are proved reserves

•   The Veracruz Basin with 66 million barrels of crude oil equivalent of 3P reserves; 64 million barrels of crude oil equivalent are proved reserves

In terms of 3P reserves, 83 percent of the total discoveries corresponded to crude oil reservoirs and the remaining 17 percent to non–associated gas reservoirs. 1P discoveries represent 14 percent of 3P discoveries. This percentage is expected to increase gradually as delineations and developments take place, as it is currently occurring at the Burgos and Veracruz Basins.

Figure 12

Hydrocarbon reserves as of December 31, 2005	15/29

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Main off-shore discoveries

In 2005, PEMEX continued exploring the Gulf of Mexico. Crude oil discoveries of 3P reserves were estimated at 780 million barrels of crude oil equivalent, mainly from the drilling of wells such as Tson-1, Kayak-1, Ichalkil-1, Pit-1, Kach and Xanab-1, in the Southeast Basins, and Merluza-1 in the Tampico-Misantla Basin. Of this total, 56 million barrels of crude oil equivalent are proved reserves.

The non-associated gas discoveries were 18 million barrels of crude oil equivalent of 3P reserves, mainly from the drilling of the well Merluza-1 in the Tampico-Misantla Basin. Proved reserves totaled 6 million barrels of crude oil equivalent.

Main on-shore discoveries

In 2005, the main on-shore discoveries were:

•   10 million barrels of crude oil equivalent of 3P reserves, corresponding to light crude oil from the wells Tiumut-1 and Agave-1001 in the Southeast Basin. Of these discoveries, 3 million barrels of crude oil equivalent are proved reserves

•   143 million barrels of crude oil equivalent, or 741 billion cubic feet, of 3P reserves correspond to reservoirs of non-associated gas, mainly from the wells Patlache-101, Fósil-1 and Caronte-1 in the Burgos Basin; and Papán-1, Arquimia-101 and Huace-1 in the Veracruz Basin. Of these discoveries, 72 million barrels of crude oil equivalent are proved reserves

Future strategy of exploration

The emphasis in exploration efforts have been in reservoirs located in known basins. Starting 2005, the emphasis has been reinforced with the location of exploratory opportunities in areas away from the ones traditionally explored. These include deep waters through the acquisition and interpretation of three-dimensional seismic information.

It is important to mention that this exploratory strategy reflects a balanced portfolio with moderate and high risk exploration opportunities. The volume to be incorporated, which is significant and strategic for PEMEX, is oriented to non-associated gas and light crude oil.

Hydrocarbon reserves as of December 31, 2005	16/29

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Other relevant topics

CAPEX in exploration	From 2000 to 2005, annual exploration investment averaged, approximately, US$ 1 billion. From 2006 to 2010 annual exploration investment is expected to average approximately US$ 2.5 billion.

Proved integrated reserves replacement rate

The proved integrated reserves replacement rate is expected to increase from 26 percent, in 2005, to 77 percent by 2010 (including discoveries, developments, delineations and revisions).

The most important factor contributing to the increase of the proved integrated reserves replacement rate is the construction of development infrastructure in Ku-Maloob-Zaap, Crudo Ligero Marino and Chicontepec.  This is expected to give place to a reclassification of probable and possible reserves to proved reserves, in accordance to definitions by the Securities and Exchange Commission.

Production	Currently, PEMEX’s crude oil and natural gas average daily productions are 3.4 million barrels and 5.1 billion cubic feet, respectively.

Cantarell

In 2005 average daily crude oil production at the Cantarell Complex was 2.0 million barrels, while natural gas average daily production was 759 million cubic feet. As of December 31, 2005, proved and probable reserves (2P) in Cantarell totaled 7,350 million barrels of crude oil equivalent, while proved reserves (1P) amounted 5,918 million barrels of crude oil equivalent.

The reserves and wells in Cantarell are closely monitored and managed, this allows for the estimation of production forecasts.

In the years 2006, 2007 and 2008 crude oil average daily production is expected to be 1,905, 1,683 and 1,430 thousand barrels and natural gas average daily production is expected to be 706, 597 and 500 million cubic feet, respectively.

Deep water wells

The drilling of the well Noxal-1 began on December 8, 2005 in the Gulf of Mexico. This well is located 102 km. northeast of Ciudad Coatzacoalcos, Veracruz. As of today, this is the deepest off-shore well that has been drilled in Mexico, with a water depth of 935 meters. As of March 13, 2006 the depth of the well was 3,432 meters and is expected to reach a depth of 4,000 meters. The well is programmed to evaluate two objectives: Middle Miocene and Lower Miocene. The first objective has been reached and the logs indicated the presence of hydrocarbons. With the information obtained and additional studies, it is possible to infer that the expected value of prospective resources to be discovered in the Gulf of Mexico B Project, could reach 10,000 million barrels crude oil equivalent. It is worth mentioning that prospective resources are incorporated as hydrocarbons reserves once production and economic feasibility tests show positive results.

Hydrocarbon reserves as of December 31, 2005	17/29

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Drilling	In 2005, 742 wells were drilled and finished, of those 74 were exploratory wells.

Lifting costs	PEMEX’s lifting costs are approximately US$ 4.29 per barrel.

Measurement of hydrocarbon reserves

Institutional measuring system

With the purpose of standardizing the estimation of reserves and classification processes, the measurement of hydrocarbon reserves at PEMEX is done, since 1996, based upon international definitions issued by the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC). PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the Securities and Exchange Commission (SEC).

It is worth to mention that distinguishing proved reserves from probable and possible, has the purpose of signaling the identified opportunities and relate them to different behaviors, or exploitation strategies, in the discovered fields.

Additionally, PEMEX has a central group that allows the company to internally certify the reserves and to sanction, technically and economically, the restatements and discoveries done during a given period of time; independently from the evaluations done by PEMEX Exploration and Production’s business units and according to a process established and known in the whole organization.

Adoption of the SEC criteria for proved reserves

In 2002, PEMEX adopted the criteria of the Securities and Exchange Commission (SEC) for the definition of proved reserves and the estimation was applied retroactively since 1998. It is worth saying that the application of these criteria did not modify the measurement of total, or 3P reserves, it only modified its composition, decreasing proved reserves and increasing probable and possible reserves. These types of reserves will be defined further on.

Hydrocarbon reserves as of December 31, 2005	18/29

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Figure 13

External consultants

Starting 1996 PEMEX has certified hydrocarbon reserves through internationally recognized external consultants specialized in reserves.

These consultants have certified reserves estimations made by PEMEX, which entails the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In May 2004, the Board of Directors of PEMEX Exploration and Production approved the obligation to certify the hydrocarbon reserves on an annual basis.

Hydrocarbon reserves measurement as of December 31, 2004 has been certified. There were no material differences between PEMEX and external consultant estimation.

Currently, the process to contract the external consultants that will certify hydrocarbon reserves as of December 31, 2005 is taking place and it is expected to conclude during the second half of 2006.

Hydrocarbon reserves as of December 31, 2005	19/29

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Basic definitions

Definition criteria

The terms original volumes, prospective and contingent resources and reserves have been established in accordance with several organizations related to the industry, for example, the Society of Petroleum Engineers (SPE) and the American Association of Petroleum Geologists (AAPG); and also by national committees, like the World Petroleum Congresses (WPC). Additionally as previously mentioned, PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the Securities and Exchange Commission (SEC).

The evaluation of reserves is a process of estimation of volumes in hydrocarbon reservoirs that cannot be measured in an exact manner. The accuracy of any reserves’ estimation depends on the quality of the information available. Furthermore, subsequent results of drilling, testing and production could generate revisions to the initial estimation.

The use of these definitions allows PEMEX to distinguish among different types of reserves and provide reports of reserves consistent with international practices.

Figure 14

Hydrocarbon reserves as of December 31, 2005	20/29

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SEC definition of proved reserves

Proved reserves are estimated volumes of hydrocarbons which geological and engineering analysis demonstrates with reasonable certainty will be commercially recoverable in future years from known reservoirs under the prevailing economic conditions, operational methods and government regulations.

Definition of probable and possible reserves

In addition to proved reserves, PEMEX considers probable and possible reserves to constitute total reserves, also called 3P reserves.

Probable reserves are those where the analysis of the geological and engineering information of these reservoirs suggests that they are more likely to be commercially recoverable than otherwise. If probabilistic methods are employed for its evaluation, there is a probability of at least 50 percent that the amounts to be recovered will be equal to or greater than the sum of proved plus probable reserves, also called 2P reserves.

With regard to possible reserves, these are volumes of hydrocarbons whose geological and engineering information suggests that their commercial recovery is less certain than that of the probable reserves. According to this definition, when probabilistic methods are employed, there is a probability of at least 10 percent that the amounts actually recovered will be equal to or greater than the sum of proved, probable and possible reserves, or 3P reserves.

Hydrocarbon reserves as of December 31, 2005	21/29

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Annex

Figure A1

Historic evolution of Mexican mix crude oil and sour wet gas

Crude oil

Dollars per barrel

Sour wet gas

Dollars per thousand cubic feet

Hydrocarbon reserves as of December 31, 2005	22/29

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Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves composition of the fields discovered in 2005

		1P		2P		3P

Basin	Well	Crude oil	Gas	Crude oil	Gas	Crude oil	Gas	Coe
Field		(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)

Total		52.6	440.9	151.4	646.4	730.7	1,140.0	950.2

Burgos		0.0	42.7	0.0	128.0	0.0	396.4	76.3
Caronte	Caronte-1	0.0	0.9	0.0	6.3	0.0	25.6	5.7
Fitón	Fitón-1	0.0	1.4	0.0	2.2	0.0	17.5	3.1
Yac	Yac-1	0.0	0.0	0.0	0.3	0.0	16.7	3.2
Rosal	Rosal-1	0.0	1.5	0.0	6.2	0.0	12.6	2.3
Fósil	Fósil-1	0.0	3.3	0.0	22.8	0.0	37.8	6.9
Antiguo	Antiguo-1	0.0	2.4	0.0	10.2	0.0	22.7	4.1
Paleoarcos	Paleoarcos-1	0.0	8.0	0.0	14.5	0.0	27.1	4.9
Kodiak	Kodiak-1	0.0	0.0	0.0	0.0	0.0	4.1	0.7
Níquel	Níquel-1	0.0	1.0	0.0	6.9	0.0	9.2	1.7
Tecoco	Tecoco-1	0.0	0.0	0.0	0.0	0.0	9.8	2.2
Antiguo	Antiguo-8	0.0	8.6	0.0	14.0	0.0	24.3	4.4
Platinado	Platinado-1	0.0	3.4	0.0	3.4	0.0	63.5	11.2
Simbad	Simbad-1	0.0	0.0	0.0	0.0	0.0	7.0	1.6
Patlache	Patlache-101	0.0	3.4	0.0	8.3	0.0	56.4	12.7
Caravana	Caravana-1	0.0	4.9	0.0	11.8	0.0	22.3	3.9
Gmo Prieto/Villa Cárd	Cobres-1	0.0	3.2	0.0	20.4	0.0	34.3	6.6
Patriota	Yunque-1	0.0	0.8	0.0	0.8	0.0	5.4	1.0

Sureste		45.3	21.8	142.8	98.7	718.1	290.6	778.1
Kayab	Kayab-1	0.0	0.0	0.0	0.0	133.0	10.5	134.4
Tson	Tson-1	0.0	0.0	0.0	0.0	148.6	33.9	153.3
Baksha	Pit-1	0.0	0.0	0.0	0.0	87.3	12.1	88.9
Chuc	Kux-1	3.0	0.6	3.0	0.6	12.2	2.4	12.7
Kach	Kach-1	27.4	3.6	64.8	8.4	93.8	12.2	97.4
Ichalkil	Ichalkil-1	0.0	0.0	25.5	15.9	100.9	62.9	113.9
Kastelán	Kastelán-1	0.0	0.0	0.0	0.0	42.6	5.5	42.6
Xanab	Xanab-1	5.6	5.6	10.8	10.1	39.1	33.9	46.1
Sinán	Sikil-1	5.5	2.4	19.8	8.6	19.8	8.6	21.6
Sinán	Behelae-1	2.1	5.5	15.6	41.1	35.1	92.6	57.5
Tiumut	Tiumut-1	1.2	3.0	2.6	12.4	5.0	14.4	8.5
Agave	Agave-1001	0.4	1.0	0.7	1.6	0.7	1.6	1.1

Tampico-Misantla		7.3	43.2	8.6	78.2	12.6	108.2	29.6
Mejillón	Mejillón-1	1.2	34.5	2.5	69.5	3.5	97.4	18.1
Arenque	Merluza-1	6.1	8.7	6.1	8.7	9.2	10.8	11.4

Veracruz		0.0	333.3	0.0	341.6	0.0	344.7	66.3
Lizamba	Soterillo-1	0.0	2.0	0.0	4.0	0.0	5.7	1.1
Espejo	Espejo-1	0.0	4.7	0.0	6.7	0.0	8.1	1.6
Papán	Papán-1	0.0	205.6	0.0	207.3	0.0	207.3	39.9
Papán	Huace-1	0.0	32.3	0.0	34.8	0.0	34.8	6.7
Arquimia	Arquimia-101	0.0	88.8	0.0	88.8	0.0	88.8	17.1

Hydrocarbon reserves as of December 31, 2005	23/29

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves as of December 31, 2005

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves

	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant	Dry gas	Natural gas	Dry gas
			equivalent			liquids*	equivalent**

	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	288,890	240,291	46,418	33,093	863	3,479	8,982	62,355	46,716
Proved	144,568	170,968	16,470	11,814	538	1,319	2,799	19,957	14,557
Probable	83,227	38,594	15,789	11,644	167	1,046	2,931	20,087	15,246
2P	227,796	209,562	32,258	23,458	705	2,365	5,730	40,043	29,803
Possible	61,094	30,729	14,159	9,635	158	1,114	3,252	22,311	16,912

         * Gas liquids from processing plants.
         ** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
        Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon production

							Cumulative as of
	2003		2004		2005		December 31, 2005

	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas
	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)

	1,230	1,642	1,238	1,674	1,216	1,759	33,561	54,950
Cantarell	775	287	782	289	743	278	11,674	4,744
Ku-Maloob-Zaap	107	56	111	58	117	61	2,061	1,085
Abkatún-Pol-Chuc	131	180	118	167	109	158	4,870	5,127
Litoral de Tabasco	14	32	24	54	35	81	242	523
Burgos	0	376	0	401	0	444	33	8,936
Poza Rica-Altamira	26	40	29	44	30	43	5,467	7,442
Veracruz	0	75	0	115	0	182	74	1,401
Bellota-Jujo	71	101	78	101	82	103	2,708	4,161
Cinco Presidentes	14	21	14	25	14	23	1,689	2,050
Macuspana	1	54	2	66	2	61	17	5,404
Muspac	15	250	13	204	12	164	1,648	8,910
Samaria-Luna	75	168	66	151	71	160	3,077	5,166

. Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch .

Hydrocarbon reserves as of December 31, 2005	24/29

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves in 2005

	Original volume			Remaining hydrocarbon reserves				Remaining gas reserves

Region	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant liquids*	Dry gas	Natural gas	Dry gas
			equivalent				equivalent **

	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	288,889.7	240,290.6	46,417.5	33,093.0	863.0	3,479.4	8,982.2	62,354.8	46,715.6
Northeast Marine	63,154.6	26,027.7	15,193.5	13,566.4	509.6	421.1	696.4	6,188.5	3,621.7
Southwest Marine	21,721.9	23,808.4	4,043.5	2,773.1	185.2	360.2	724.9	5,670.9	3,770.1
North	165,801.9	120,771.5	20,539.1	12,877.3	51.5	1,659.4	5,950.9	39,055.1	30,950.5
South	38,211.4	69,683.1	6,641.4	3,876.1	116.6	1,038.7	1,610.0	11,440.3	8,373.3
Proved	144,568.2	170,968.3	16,469.6	11,813.8	537.9	1,318.8	2,799.0	19,956.9	14,557.3
Northeast Marine	53,520.2	24,192.7	8,209.4	7,106.2	341.2	289.1	473.0	4,190.4	2,459.9
Southwest Marine	15,666.7	17,081.3	1,513.0	1,011.3	76.4	148.4	276.8	2,245.8	1,439.6
North	39,128.1	62,647.4	1,864.0	888.1	21.1	106.5	848.4	4,964.4	4,412.4
South	36,253.2	67,046.9	4,883.2	2,808.2	99.3	774.9	1,200.8	8,556.3	6,245.3
Probable	83,227.4	38,593.7	15,788.5	11,644.1	166.6	1,046.5	2,931.4	20,086.5	15,246.0
Northeast Marine	437.8	106.0	4,446.5	4,112.4	105.7	86.8	141.6	1,230.6	736.5
Southwest Marine	2,690.0	2,397.7	997.8	740.7	33.7	65.0	158.5	1,167.1	824.2
North	79,519.4	34,300.8	9,324.7	6,213.9	12.7	727.7	2,370.4	15,849.1	12,328.1
South	580.2	1,789.1	1,019.6	577.1	14.5	167.1	260.9	1,839.8	1,357.2
2P	227,795.6	209,562.0	32,258.1	23,458.0	704.5	2,365.3	5,730.4	40,043.4	29,803.2
Northeast Marine	53,958.0	24,298.7	12,655.8	11,218.6	446.8	375.8	614.6	5,420.9	3,196.4
Southwest Marine	18,356.7	19,479.1	2,510.8	1,752.0	110.1	213.4	435.3	3,412.9	2,263.8
North	118,647.6	96,948.2	11,188.7	7,102.0	33.8	834.1	3,218.7	20,813.6	16,740.5
South	36,833.4	68,836.0	5,902.8	3,385.3	113.7	941.9	1,461.8	10,396.1	7,602.5
Possible	61,094.0	30,728.6	14,159.4	9,635.0	158.5	1,114.1	3,251.8	22,311.4	16,912.3
Northeast Marine	9,196.5	1,729.0	2,537.7	2,347.8	62.8	45.3	81.8	767.5	425.3
Southwest Marine	3,365.2	4,329.3	1,532.7	1,021.1	75.1	146.8	289.6	2,258.0	1,506.3
North	47,154.3	23,823.3	9,350.4	5,775.3	17.7	825.2	2,732.2	18,241.6	14,210.0
South	1,378.0	847.0	738.7	490.8	2.9	96.8	148.2	1,044.2	770.8

* Gas liquids from processing plants.
** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2005	25/29

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Northeast Marine Region in 2005

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves

Field	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant liquids*	Dry gas	Natural gas	Dry gas
			equivalent				equivalent **
	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	63,154.6	26,027.7	15,193.5	13,566.4	509.6	421.1	696.4	6,188.5	3,621.7
Cantarell	38,733.4	18,249.7	8,939.9	7,914.9	307.9	268.7	448.4	4,011.9	2,332.0
Ku-Maloob-Zaap	24,421.2	7,778.0	6,253.6	5,651.5	201.7	152.4	248.0	2,176.6	1,289.8
Proved	53,520.2	24,192.7	8,209.4	7,106.2	341.2	289.1	473.0	4,190.4	2,459.9
Cantarell	38,193.7	18,002.9	6,061.3	5,279.2	237.7	206.3	338.2	3,051.3	1,759.1
Ku-Maloob-Zaap	15,326.5	6,189.8	2,148.1	1,827.0	103.5	82.8	134.7	1,139.0	700.8
Probable	437.8	106.0	4,446.5	4,112.4	105.7	86.8	141.6	1,230.6	736.5
Cantarell	0.0	3.2	1,562.1	1,433.7	38.4	34.1	55.9	500.4	290.6
Ku-Maloob-Zaap	437.8	102.8	2,884.4	2,678.7	67.2	52.7	85.7	730.2	446.0
2P	53,958.0	24,298.7	12,655.8	11,218.6	446.8	375.8	614.6	5,420.9	3,196.4
Cantarell	38,193.7	18,006.1	7,623.4	6,712.8	276.1	240.3	394.1	3,551.7	2,049.7
Ku-Maloob-Zaap	15,764.3	6,292.6	5,032.5	4,505.7	170.7	135.5	220.5	1,869.3	1,146.8
Possible	9,196.5	1,729.0	2,537.7	2,347.8	62.8	45.3	81.8	767.5	425.3
Cantarell	539.6	243.7	1,316.6	1,202.1	31.8	28.4	54.3	460.2	282.3
Ku-Maloob-Zaap	8,656.9	1,485.4	1,221.1	1,145.8	31.0	16.9	27.5	307.3	143.0

* Gas liquids from processing plants
** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Southwest Marine Region in 2005

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves

Field	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant liquids*	Dry gas	Natural gas	Dry gas
			equivalent				equivalent **

	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	21,721.9	23,808.4	4,043.5	2,773.1	185.2	360.2	724.9	5,670.9	3,770.1
Abkatún-Pol-Chuc	16,076.2	14,848.6	1,487.7	1,122.4	61.1	115.7	188.6	1,654.1	980.7
Litoral de Tabasco	5,645.7	8,959.8	2,555.8	1,650.8	124.2	244.5	536.3	4,016.8	2,789.4
Proved	15,666.7	17,081.3	1,513.0	1,011.3	76.4	148.4	276.8	2,245.8	1,439.6
Abkatún-Pol-Chuc	13,506.8	13,405.9	846.4	591.8	42.0	80.5	132.2	1,159.3	687.5
Litoral de Tabasco	2,159.9	3,675.5	666.6	419.6	34.4	68.0	144.6	1,086.5	752.2
Probable	2,690.0	2,397.7	997.8	740.7	33.7	65.0	158.5	1,167.1	824.2
Abkatún-Pol-Chuc	1,073.3	641.2	318.4	260.5	10.0	18.4	29.5	256.8	153.3
Litoral de Tabasco	1,616.7	1,756.6	679.5	480.2	23.7	46.5	129.0	910.2	670.8
2P	18,356.7	19,479.1	2,510.8	1,752.0	110.1	213.4	435.3	3,412.9	2,263.8
Abkatún-Pol-Chuc	14,580.0	14,047.0	1,164.8	852.2	52.0	98.9	161.7	1,416.1	840.8
Litoral de Tabasco	3,776.6	5,432.0	1,346.0	899.8	58.1	114.5	273.6	1,996.8	1,423.0
Possible	3,365.2	4,329.3	1,532.7	1,021.1	75.1	146.8	289.6	2,258.0	1,506.3
Abkatún-Pol-Chuc	1,496.1	801.5	322.9	270.2	9.1	16.8	26.9	238.0	139.9
Litoral de Tabasco	1,869.1	3,527.8	1,209.7	751.0	66.1	130.0	262.7	2,020.0	1,366.4

* Gas liquids from processing plants.
** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2005	26/29

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Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the North Region in 2005

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves

Field	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant liquids*	Dry gas	Natural gas	Dry gas
			equivalent				equivalent **

	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	165,801.9	120,771.5	20,539.1	12,877.3	51.5	1,659.4	5,950.9	39,055.1	30,950.5
Burgos	139.2	20,353.0	1,042.9	1.3	49.2	100.8	891.5	4,960.6	4,636.7
Poza Rica-Altamira	165,025.1	96,067.6	19,204.4	12,864.1	0.0	1,549.7	4,790.7	32,670.6	24,916.0
Veracruz	637.5	4,350.9	291.8	11.9	2.3	8.8	268.8	1,424.0	1,397.8
Proved	39,128.1	62,647.4	1,864.0	888.1	21.1	106.5	848.4	4,964.4	4,412.4
Burgos	128.7	15,253.4	404.6	0.3	19.2	39.4	345.7	1,928.3	1,798.1
Poza Rica-Altamira	38,391.5	43,172.4	1,191.6	881.3	0.0	59.8	250.4	1,704.2	1,302.4
Veracruz	607.9	4,221.6	267.9	6.5	1.9	7.3	252.2	1,331.9	1,311.9
Probable	79,519.4	34,300.8	9,324.7	6,213.9	12.7	727.7	2,370.4	15,849.1	12,328.1
Burgos	6.8	2,180.8	265.7	0.2	12.7	26.0	226.7	1,262.0	1,179.0
Poza Rica-Altamira	79,483.0	32,098.3	9,052.6	6,209.5	0.0	701.5	2,141.6	14,575.2	11,138.3
Veracruz	29.6	21.8	6.4	4.2	0.0	0.1	2.1	11.9	10.9
2P	118,647.6	96,948.2	11,188.7	7,102.0	33.8	834.1	3,218.7	20,813.6	16,740.5
Burgos	135.6	17,434.2	670.3	0.6	31.9	65.4	572.4	3,190.3	2,977.0
Poza Rica-Altamira	117,874.5	75,270.7	10,244.2	7,090.8	0.0	761.4	2,392.0	16,279.4	12,440.7
Veracruz	637.5	4,243.4	274.3	10.7	1.9	7.4	254.3	1,343.8	1,322.8
Possible	47,154.3	23,823.3	9,350.4	5,775.3	17.7	825.2	2,732.2	18,241.6	14,210.0
Burgos	3.7	2,918.8	372.6	0.8	17.3	35.5	319.1	1,770.2	1,659.6
Poza Rica-Altamira	47,150.6	20,797.0	8,960.3	5,773.2	0.0	788.3	2,398.7	16,391.2	12,475.3
Veracruz	0.0	107.5	17.5	1.3	0.4	1.4	14.4	80.1	75.0

* Gas liquids from processing plants.
** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the South Region in 2005

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves

Field	Crude oil	Natural gas	Crude oil	Crude oil	Condensate	Plant liquids*	Dry gas equivalent **	Natural gas	Dry gas
			equivalent

	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	38,211.4	69,683.1	6,641.4	3,876.1	116.6	1,038.7	1,610.0	11,440.3	8,373.3
Bellota-Jujo	10,900.3	13,683.4	1,880.0	1,177.6	73.4	263.3	365.7	2,793.1	1,902.0
Cinco Presidentes	6,784.8	6,530.6	463.5	373.6	0.0	27.1	62.8	466.4	326.4
Macuspana	392.1	9,422.8	473.1	92.5	1.3	104.1	275.2	1,681.2	1,431.1
Muspac	6,781.8	24,046.3	913.4	288.7	11.3	251.8	361.6	2,585.8	1,880.4
Samaria-Luna	13,352.5	16,000.0	2,911.6	1,943.8	30.6	392.4	544.8	3,913.8	2,833.4
Proved	36,253.2	67,046.9	4,883.2	2,808.2	99.3	774.9	1,200.8	8,556.3	6,245.3
Bellota-Jujo	10,729.3	13,468.7	1,533.6	938.9	62.5	223.2	309.1	2,356.9	1,607.6
Cinco Presidentes	6,754.3	6,473.3	233.3	187.1	0.0	13.9	32.3	239.4	168.2
Macuspana	242.6	8,383.8	219.0	32.9	1.3	30.1	154.8	885.5	805.3
Muspac	6,626.2	23,480.8	588.4	156.9	8.0	177.5	246.1	1,781.8	1,279.9
Samaria-Luna	11,900.8	15,240.2	2,308.8	1,492.6	27.6	330.2	458.4	3,292.6	2,384.4
Probable	580.2	1,789.1	1,019.6	577.1	14.5	167.1	260.9	1,839.8	1,357.2
Bellota-Jujo	149.2	193.6	326.6	232.6	10.1	35.2	48.7	377.3	253.3
Cinco Presidentes	19.1	48.9	91.7	78.8	0.0	3.9	9.0	72.5	46.9
Macuspana	107.6	527.4	155.4	43.3	0.0	41.4	70.6	462.5	367.4
Muspac	124.2	519.1	124.7	33.2	1.4	32.5	57.5	388.2	299.2
Samaria-Luna	180.0	500.0	321.1	189.2	2.8	54.0	75.0	539.3	390.2
2P	36,833.4	68,836.0	5,902.8	3,385.3	113.7	941.9	1,461.8	10,396.1	7,602.5
Bellota-Jujo	10,878.5	13,662.3	1,860.3	1,171.5	72.6	258.4	357.8	2,734.3	1,861.0
Cinco Presidentes	6,773.3	6,522.3	325.1	265.9	0.0	17.9	41.4	311.9	215.1
Macuspana	350.3	8,911.2	374.4	76.2	1.3	71.5	225.5	1,348.0	1,172.7
Muspac	6,750.4	24,000.0	713.1	190.0	9.4	210.0	303.6	2,170.0	1,579.1
Samaria-Luna	12,080.8	15,740.2	2,629.9	1,681.8	30.4	384.2	533.5	3,832.0	2,774.6
Possible	1,378.0	847.0	738.7	490.8	2.9	96.8	148.2	1,044.2	770.8
Bellota-Jujo	21.8	21.1	19.7	6.1	0.7	4.9	7.9	58.9	41.0
Cinco Presidentes	11.4	8.3	138.4	107.7	0.0	9.3	21.4	154.5	111.3
Macuspana	41.8	511.5	98.6	16.3	0.0	32.7	49.7	333.2	258.3
Muspac	31.3	46.3	200.3	98.6	1.9	41.8	57.9	415.8	301.3
Samaria-Luna	1,271.6	259.7	281.7	262.0	0.2	8.2	11.3	81.8	58.9

*Gas liquids from processing plants.
** The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2005	27/29

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Table A9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon production by region

							Cumulative as of
	2003		2004		2005		December 31, 2005
Region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas
	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)

	1,230.0	1,641.9	1,237.8	1,673.7	1,216.4	1,758.6	33,560.7	54,950.0
Northeast Marine	882.0	343.3	893.3	346.8	860.3	338.6	13,735.2	5,829.0
Cantarell	774.8	286.9	781.9	288.8	742.9	277.6	11,674.2	4,743.7
Ku-Maloob-Zaap	107.2	56.4	111.4	58.0	117.4	61.0	2,061.1	1,085.3
Southwest Marine	145.1	212.2	142.1	220.6	144.6	239.0	5,111.9	5,650.7
Abkatún-Pol-Chuc	131.0	180.4	117.8	167.0	109.4	157.6	4,869.8	5,127.2
Litoral de Tabasco	14.1	31.7	24.3	53.6	35.2	81.4	242.1	523.4
North	26.5	491.5	29.4	559.2	30.2	669.9	5,574.0	17,779.3
Burgos	0.0	376.2	0.0	400.6	0.0	444.3	33.3	8,935.8
Poza Rica-Altamira	26.3	40.5	29.1	43.7	29.8	43.4	5,467.0	7,442.4
Veracruz	0.1	74.9	0.3	114.8	0.4	182.2	73.7	1,401.1
South	176.4	594.9	173.0	547.2	181.2	511.1	9,139.6	25,691.1
Bellota-Jujo	71.3	100.9	77.7	101.2	81.8	102.9	2,707.5	4,161.3
Cinco Presidentes	13.6	21.4	13.8	24.8	14.2	22.9	1,689.5	2,050.1
Macuspana	0.9	53.8	1.8	65.8	1.8	61.1	16.8	5,404.0
Muspac	15.4	250.4	13.2	204.3	12.1	164.0	1,648.4	8,910.1
Samaria-Luna	75.2	168.3	66.5	151.1	71.3	160.2	3,077.5	5,165.5

. Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch.

Hydrocarbon reserves as of December 31, 2005	28/29

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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

  ri@dcf.pemex.com

Celina Torres	Rolando Galindo
ctorresu@dcf.pemex.com	rgalindog@dcf.pemex.com

Alejandro Reyes	Armando Acosta
areyesv@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman	Yanina Bucciarelli
eosman@dcf.pemex.com	ybucciarelli@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

Hydrocarbon reserves as of December 31, 2005	29/29

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Mauricio Alazraki Pfeffer Mauricio Alazraki Pfeffer Associate Managing Director of Finance

 Date: April 3, 2006

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.